Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

A7FL Inc
9631 Stones River Park Way
Boca Raton, FL 33428
https://www.a7fl.com

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: A7FL Inc
Address: 9631 Stones River Park Way, Boca Raton, FL 33428
State of Incorporation: FL
Date Incorporated: May 28, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $375.00

Voting Proxy of Shares Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonus

Time-Based:

Friends and Family Bonus

Invest within the first 48 hours and receive an additional 30% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 15% bonus shares

Opening Week Bonus

Invest during our opening week (4/19 - 4/26) and receive an additional 5% bonus shares

<u>Amount-Based:</u>

$750+

League Owner

Invest $750+ and receive an A7FL "League Owner" hat + 2020 season tickets x 2 (11 games)

$2,000+

Limited Run Cased Football

Invest $2,000+ and receive an A7FL cased football + hat + 2020 season tickets x 2

$5,000+

1st Edition Player Cards

Invest $5,000+ and receive a first edition A7FL player card set, 100 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 2

$10,000+

VIP Season Tickets

Invest $10,000+ and receive 10% bonus shares + first edition A7FL player "Tiffany" card set, 120 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 4

$25,000+

All-Access Pass to Championship Game

Invest $25,000+ and receive 20% bonus shares, 2020 VIP season tickets (with player meet & greet) x 4 , "all access" pass to Championship Game and After Party + "Tiffany" card set + cased football + hat

All perks will occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The A7FL, American 7s Football League, was founded in March 2014 to be a sports league for 7-on-7 full-contact tackle football played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (500k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Generally, athletes generally range from 18 to 30 years of age, must be 18 to play, and must sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. The narrower field width increases the pace of the action with fewer men on the field making for vicious hits while the 100-yard length maintains the grind. The quarterback has 4 eligible targets with 2 down linemen. Offenses can run bone or pistol, and there are no blitz restrictions for the defense.

A7FL season currently runs from April to July.

Competitors and Industry

Our competitors include the NFL, NFL Flag, NCAA football, new competitor XFL. All of our competitors play traditional NFL style football with helmets and pads, other than flag football which is not full contact and we believe not an exciting sport to watch.

NFL, www.nfl.com

NFL Flag, www.nflflag.com

XFL, www.xfl.com

Current Stage and Roadmap

In just 5 seasons, the Spring (April-July), American 7s Football League has grown to 20 teams and over 500K social media followers with 21 live games distributed via national cable TV (ELEVEN SPORTS: DirecTV, Fios, Uverse) and online (Twitch and Facebook Watch). Founded in 2014 by CEO Sener Korkusuz and President Ryan DePaul, the league has just added UFC Co-Founder David Isaacs to its ranks and is poised for further growth with the upcoming launch of its sixth season. Most recently, the A7FL signed its first outbound sales agency Open Sponsorship and is looking to target Minor League Baseball in the hopes of discussing football-baseball doubleheader Sundays this Spring.

We've bootstrapped the A7FL's operations since 2014 and we plan to use the proceeds from our Start Engine campaign to grow and further develop the league.

The Team

Officers and Directors

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Director, Secretary
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 37.917% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 37.917% voting power at A7FL.

Other business experience in the past three years:

- **Employer:** RD Plex
  Title: Founder
  Dates of Service: March 01, 2012 - Present
  Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

Increased Competitive Pressures May Reduce Company Revenues or Increase Costs

A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel.

Risk Associated with Managing Sports Leagues

The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment.

Sports-Related Injury Risks

All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sener Korkusuz	2,730,000	Common Stock	37.917
Ryan DePaul	2,730,000	Common Stock	37.917

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,200,000 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Securities

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 6,270,000

2. Current Outstanding Options: 930,000

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

2019 was a successful year for the Company as revenues increased 84.8% to $20,273 from $10,969 in 2018. Sponsorship revenue rose from to $13,565 in 2019 from $6,635 in 2018, largely due to increased sponsorship revenue from new sponsor TimTam as well as existing sponsors Athlete Intelligence and Second Skull. We signed our first sponsor sales agreement in December 2019 with Open Sponsorship (which did not impact our results in 2019 but runs through 2020). Our revenues from media licensing rose to $6,708 in 2019 from $4,334 in 2018, an increase of 46%, largely due to increased revenues from ELEVEN Sports and digital monetization on YouTube, Facebook, and new partner Amazon-owned Twitch with whom we secured a two-year digital distribution partnership (with front-page promotions on their platform to over 15M daily viewers).

Cost of sales

Cost of sales was $18,999 in fiscal year 2019, up $14,668 up from 2018's cost of sales of $4,331 largely due to increases in live production expenses. We believe that increasing the quality of our productions was necessary to establish the league as a viable option for additional sponsorship and video licensing opportunities.

Gross margins

Gross profit in 2019 was $1,274, down from a 2018 gross profit of $6,638, a decrease of $5,364 primarily due to increases in live production costs.

Expenses

2019 expenses were $11,756 compared to expenses of $15,047 in 2018 as we continue to operate the league in an extremely cost effective manner.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future. Our plan as we continue to grow is to raise money to invest in our league, production and marketing. This starts here with this raise and while we believe this investment will put the A7FL on a strong growth trajectory that will result in increased revenues over time, in the short term we will move from a "spend what we generate" to an "invest for the future" model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving credit line with Chase, for a total amount available of $10,500. This line of credit currently has an outstanding balance of $7,012 as of 2/1/2020.

The company currently has a revolving credit line with US Bank, for a total amount available of $7,500. The line of credit currently has an outstanding balance of $4,000 as of 2/1/2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign are critical to our Company's operations however we can manage our expenses based upon the capital available and will continue to do so as we have shown over the previous five seasons of operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We forecast that funds raised in this crowdfunding campaign will account for 84.3% of the total funds the Company has on hand for operations for the 2020 season. However, if necessary, we can manage our expenses based upon the capital available

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum amount, we will be able to continue to operate the company for 5 months through the 2020 season (July 2020), if necessary, by decreasing planned expenditures in order to operate the company based on income generated.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we will be able to invest pursuant to our plans and continue to operate the Company through the 2020 season to September 2020 (7 months) at which point we anticipate obtaining a bridge loan ($200,000) to enable us to continue to operate at full capacity until we raise an additional round of financing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of now, we are planning for two additional future sources of capital. One would be to raise an additional round of financing ($8,000,000) in January 2021 with a potential bridge round ($200,000) in September 2020.

Indebtedness

- **Creditor:** Sener Korkusuz
  Amount Owed: $21,715.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  This debt does not accrue interest and is payable at a future date to be determined by management.

Related Party Transactions

- **Name of Entity:** Sener Korkusuz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $21,715.
  Material Terms: No interest shareholder loan to Company payable at a future

date to be determined by management.

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

Our valuation was based on 4 year forward looking projections, and targeting a possible acquisition on a 4 year timeline. These projections were generated internally based on expected growth projections, using historical revenues and growth as the basis for the terminal value, which we discounted to present, and applied a significant risk discount. The company set it's valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Additional production resources for games and to increase social media capabilities.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Branding, social media marketing, and PR.

- *Operations*
  17.0%
  Video production.

- *Company Employment*
  52.0%
  Hire key positions to expand operations.

- *Working Capital*
  12.5%

Cash flow for other operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.a7fl.com (https://www.a7fl.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/a7fl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR A7FL Inc

[See attached]

A7FL, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A7FL, Inc
Boca Raton, FL

We have reviewed the accompanying financial statements of A7FL, Inc (a corporation), which comprise the balance sheets of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 11, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

A7FL, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 520	$ 3,238
TOTAL CURRENT ASSETS	520	3,238
TOTAL ASSETS	520	3,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	6,312	1,098
TOTAL CURRENT LIABILITIES	6,312	1,098
NON-CURRENT LIABILITIES		
Related Party Loans	21,715	19,165
TOTAL LIABILITIES	28,027	20,263
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 6,270,000 issued; no par value)	-	-
Additional Paid in Capital	631	631
Retained Earnings (Deficit)	(28,139)	(17,657)
TOTAL SHAREHOLDERS' EQUITY	(27,508)	(17,026)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 520	$ 3,238

A7FL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

		2019		2018
Operating Income				
Sales	$	20,273	$	10,969
Cost of Goods Sold		18,999		4,331
Gross Profit		1,274		6,638
Operating Expense				
Equipment		2,955		4,463
General & Administrative		7,488		10,300
Advertising		1,313		284
		11,756		15,047
Net Income from Operations		(10,482)		(8,410)
Net Income	$	(10,482)	$	(8,410)

A7FL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (10,482)	$ (8,410)
Change in Accounts Payable	5,214	(5,874)
Net Cash Flows From Operating Activities	(5,268)	(14,283)
Cash Flows From Financing Activities		
Draws on Related Party Loans	2,550	15,015
Net Cash Flows From Financing Activities	2,550	15,015
Cash at Beginning of Period	3,238	2,506
Net Increase (Decrease) In Cash	(2,718)	732
Cash at End of Period	$ 520	$ 3,238

A7FL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018		$ -	$ -	$ (9,247)	$ (9,247)
Issuance of Stock		-	631		631
Net Income				(8,410)	(8,410)
Balance at January 1, 2019		$ -	$ 631	$ (17,657)	$ (17,026)
Issuance of Stock		-	-	-	-
Net Income				(10,482)	(10,482)
Balance at December 31, 2019		$ -	$ 631	$ (28,139)	$ (27,508)

Reviewed- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

A7FL, Inc. ("the Company") is a corporation organized under the laws of the State of Florida. The Company is a production company that focuses on the sports entertainment market.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $10,482 and $8,410 in 2019 and 2018, respectively. The company carries a low level of cash that could made it difficult to meet current obligations.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds needed to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 11, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of Florida.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a series of notes to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue interest and are payable at a future date to be determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 11, 2020, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Get Funding Sign In

This offering is not live or open to the public at this moment.

American 7s Football League (A7FL)

Professional No Helmets No Pads Tackle Football



“THE UFC OF FOOTBALL”
UFC CO-FOUNDER & CHAIRMAN OF THE A7FL ADVISORY BOARD
DAVID ISAACS

Website Boca Raton, FL

EVENTS FILM & VIDEO

A7FL has pioneered no helmets no pads tackle football. The league's full contact excitement appeals to fans (500K+ social followers, 100M online views) and partners (Twitch, Facebook Watch, and ELEVEN Sports), while we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional/NFL football.

$0.00 raised

0 Investors	**90** Days Left
$1.25 Price per Share	**$9M** Valuation
Equity Offering Type	**$375.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- PRODUCT: Safer but still exciting full contact football, the most valuable US professional sport
- TRACTION: 5 successful seasons, 20 teams, 500K+ social media followers, 100M+ video views, local & national press coverage
- PARTNERS: Growing relationships with Twitch, Facebook Watch, and ELEVEN Sports (cable and satellite TV)



" A7FL reimagines NFL-style action in a high octane package that's already a hit with fans!

Many viewers have grown uneasy watching NFL games since learning of the devastating effects of CTE

In a study of the brains of 111 former NFL players, 110 of them were found to have chronic traumatic encephalopathy (CTE), a degenerative brain disease that has been shown to result from repeated blows to the head. This issue has pervaded into popular culture in the form of major motion pictures, and has become a dominant issue in the media's coverage of the NFL and NCAA games.

People are fed up by the NFL's handling of this issue, as well as the weekly displays of head-to-head hits which cannot be eliminated despite the NFL's public endeavor to bring safety into the game. This is a futile effort, since as long as players are wearing modern day armor — in the form of heavy pads and helmets — they will always feel invincible enough to target the skulls of their competitors.



In a study of the brains of 111 former NFL players, 110 of them were found to have a degenerative brain disease (CTE)



THE SOLUTION

No helmets = no head-to-head hits

By removing helmets and bulky hard shell pads from the game, we believe the A7FL has created a league that can successfully avoid most head-to-head contact and the devastating effects it has on players while retaining the action-packed, fast-paced game football fans crave.

We have tweaked and honed our 7-on-7 football to be the ideal sports product for the modern era. While increasing excitement by narrowing the playing field and structuring the league to emphasize hyper-local rivalries, we've further addressed player safety by taking away the kick-off and kick-return (the most dangerous play in football).

We are currently based in New Jersey, Philadelphia, and Baltimore where teams from within each city compete against one another during the course of a 11-week season. The local element of our league increases fan devotion and drastically cuts down on travel costs.



We took away

Helmets

Hard shell pads

Kick-off and kick-return



But kept the full contact athleticism



And made it 7-on-7

THE MARKET

The Sports Market draws tens of billions of dollars in revenue each year

In 2018, the sports market eclipsed $71B in revenue and is expected to rise to $83B in 2023.

The NFL took in just under $15B in 2018, while top NCAA football programs like Texas and Ohio State can notch revenue totals surpassing $200M each year. Live media rights are expected to account for over $22B in revenue as the limited supply and increasing competition from new digital and OTT platforms drives up the price for live sports.


40 yards
Sports market revenue 2018:
$71B
A7FL
40 yards
Sports market revenue 2023:
$83B
A7FL

Source

OUR TRACTION

Already a video and social media sensation, we're growing all facets of our business

Through five seasons of A7FL football, we've seen our content reach over a combined 100M people on social media and our social media accounts attract more than 500K followers.

We have secured key partnerships with distributors including Twitch, Facebook Watch, and ELEVEN Sports (cable and satellite TV), and for 2020 have added our first outbound sponsorship sales agency and are negotiating with Minor League Baseball teams to hold baseball-football doubleheaders (multiple dates tentatively confirmed) to capitalize on our shared fan bases, leverage their stadiums' production capabilities and maximize joint revenue streams.

In addition to our 16 Northeast teams, we are poised to add a San Diego division for a total of 20 teams when our 6th season launches on April 19, 2020.

Check us out: Instagram, Facebook, YouTube, Twitch



NFL players support the A7FL



"I don't see why this can't be a new sport. It's extreme. My kind of ball."
-Kam Chancellor, NFL Seattle Seahawks

"We grew up playing like this, we called it pitch up tackle..."
-Tyrann Mathiewu, NFL KC Chiefs





"Football the way you played in your backyard. No pads, full contact."
-Mike Vick, NFL Veteran Atlanta Falcons

"This [sport] is bananas! I watched this clip in its entirety and I must admit I was impressed."
-Leonard Marshall, NFL Veteran NY Giants



THE BUSINESS MODEL

Media licensing, sponsorships, merchandise and ticket sales make up our revenue base

Our business model is very much in line with that of other established sports leagues. The tried and true combination of licensing, sponsorships, merchandise and ticket sales has produced a current monthly revenue during the 2019 season of approximately $5K (please see our financials in our filing for full details regarding 2019).

We are moving to ramp up our existing revenue streams, and in the future we also plan to derive revenue through franchising fees. In fact, baseball-football doubleheaders are part of a longer-term strategy to attract team owners who also own franchises in other leagues.



HOW WE ARE DIFFERENT

Unlike some failed leagues, we offer a product that is totally unique from the NFL's

Since the NFL-AFL merger way back in the 1960s, every upstart football league that has attempted to take a piece from the NFL's massive pie has failed. We believe that's been due to their inability to provide a truly unique stand-alone product.

A7FL's football product blends the positive attributes of the NFL, such as the full contact athleticism that punctuates our always popular highlight videos, but includes rules designed to reduce the danger to players giving American 7s a new twist that provides a totally unique look and feel.



Full contact tackles
No helmets/pads

Full contact tackles

NFL

15.8M+ viewers/game

Participation ↓17% (2015)

Highest CTE risk

Least safe
Highly entertaining

500K social followers

100M video views

Online/TV distribuition

NFL supporters

Safer
Highly entertaining

Non-contact

NFL FLAG

6.57M+ youth athletes

Participation ↑38% (2015)

Regional and national

Most safe
Least entertaining

This image was created internally to highlight public data currently available about both the NFL and NFL Flag leagues.

A7FL – AMERICAN 7s FOOTBALL LEAGUE
RULES

- 7 on 7, full contact
- Quarterback has 4 eligible targets with 2 down linemen
- Field size is 100 x 40 yards & does not utilize the goal posts
- 1 pt conversion from the 5 Yard line or 2 pt conversion from the 10 yard line

- 4 quarters, each 15 minutes
- 2-minute warning at the end of the 2nd and 4th quarter
- Clock stops for incomplete pass or out of bounds during the 2-minute warning only
- No kickoff, 3 on 1 throw-off

THE VISION ————

128 teams in markets across the country

In the next five years, we plan to scale the A7FL. We envision teams across the country, including successful minor league baseball markets, retaining the local component of our league that our fans absolutely love.

With this 10-fold increase in the number of games each season, the A7FL will continue to leverage its strong social media presence to create bona fide stars

out of our top players.

We also plan to be able to franchise our top 32 teams and capitalize on partnerships in gambling, fantasy and e-sports to further build our brand.


A7FL Nationwide Expansion
NEW ENGLAND DIVISION
EAST LAKES DIVISION
PACIFIC COAST DIVISION
GREAT PLAINS-ROCKY MOUNTAINS DIVISION
WEST LAKES DIVISION
NORTH EAST DIVISION
SOUTHEAST DIVISION
SOUTHWEST DIVISION
2020
New Jersey
Philadelphia
Baltimore
New York
San Diego
2021
South Carolina
Atlanta
Jacksonville
Tampa
2022
Los Angeles
Miami
Las Vegas
Dallas

**This image includes possible future team and division locations.*

OUR TEAM

Founded out of a love of the game

Co-founder Ryan DePaul was forced to end his college football career early due to suffering from concussions, and spent the next decade developing rules for a new league that doesn't force its players to choose between their long-term health and the game they love.

He joined up with childhood sandlot football pal Sener Korkusuz, the founder of SaaS company Earth Skater, and the two founded the A7FL in 2014. Korkusuz brings the experience of building a company and brand from the ground up, while DePaul is a model representative for the league, having lived the life of its players.

In 2019, UFC Co-Founder David Isaacs came on as Advisory Board Chairman. Isaacs saw massive similarities in the upstart football league to the early days of the UFC and decided to join up and assist in creating the future of yet another sport.



Sener Korkusuz
A7FL Co-Founder & CEO



Ryan DePaul
A7FL Co-Founder & President



David Isaacs
UFC Co-Founder & A7FL Advisory Board Chairman

WHY INVEST

We are looking toward the future

While the NFL remains America's dominant sports league, we believe nothing lasts forever.

As youth and high school football participation rates continue to decline and more and more NFL stars decide to retire early based, at least in part, on their concern for their long term health, something has to give. In our view, football needs a safer alternative - for players, for fans and for parents considering the safety of their young athletes.

You have the chance to be a part of a future-oriented league. We are football for the digital, online and shareable age. Join us and grab a piece of the action.


SAVAGE
THRASHERS
9
THE GAME AMERICA WANTS!



TV Distribution

Key TV/Digital distribution partnership with ELEVEN Sports (DirecTV, Fios, Uverse).



100K+ Social Media



Social Media Followers Reach 369K

Social Media followers hit 369K



Distribution Agreements with Twitch, Facebook, and ELEVEN Sports

A7FL season distribution agreement


THE GAME
AMERICA WANTS

Sponsorship Sales Agreement Signed

Signed first outbound sales agreement with OpenSponsorship to secure event and organization-wide sponsorships, as well as activate promotional and business partnerships.



Final Discussions for Baseball/Football Doubleheader

Reached final discussions with minor

Followers

Social following grows to over 100,000.

with Twitch and Facebook Watch with postseason coverage on ELEVEN Sports TV.

league baseball team (NY Boulders) for 2 double header Sunday dates

March 2017   **July 2017**   **July 2018**   **March 2019**   **November 2019**   **January 2020**

March 2017   **March 2018**   **February 2019**   **July 2019**   **December 2019**

Distribution Agreements with ELEVEN Sports & Facebook

A7FL season distribution agreement with ELEVEN Sports and simulcast LIVE stream agreement with Facebook Watch.

Social Media followers reach 510K

Social Media followers hit 510K

Partnership with Rockland Boulders

Began work with Rockland Boulders (metro NY) MiLB team to hold the 2017 A7FL Championship at their home stadium televised live by ELEVEN Sports.

UFC Co-founder Joins A7FL

David Isaacs joined as head of our advisory board.

MiLB Partnership Discussions Began

Began discussions with Minor League Baseball for partnership for baseball/football double header Sundays held at MiLB baseball venues

In the Press









SHOW MORE

Meet Our Team



Ryan DePaul

President

Ryan DePaul is the innovator behind the concept and rules of no pads, no helmets, tackle football, that he developed over 10 years before the A7FL was formed thus gaining tremendous empirical evidence both playing himself and from fellow athletes that, although counterintuitive, his format was a much safer way to play tackle football. Ryan also runs a personal business, RD Plex, however, his full-time role is running A7FL.

Ryan serves as commissioner of the league and video producer.





Sener Korkusuz

CEO

Sener Korkusuz is the Co-founder and CEO of the American 7s Football League (A7FL), founded in 2014. The A7FL is a new style of tackle football played without helmets and pads that is not only extremely entertaining but safer for athletes too. The A7FL has grown to 16 teams and over 500K social media followers with 21 live games distributed via national cable TV (ELEVEN SPORTS: DirecTV, Fios, Uverse) and online (Twitch and Facebook Watch). Sener is also a graduate of the Leigh Steinberg Sports Agent Program and a certified contract advisor for the Canadian Football League (CFL). Sener graduated cum-laude from the New Jersey Institute of Technology in 2001 with a Bachelor's degree in Computer Engineering.





David Isaacs

Chairman Advisory Board

As Co-Founder and executive producer of the UFC, Isaacs was involved with almost every aspect of building the Ultimate Fighting Championship. Isaacs has founded, run and advised multiple media/entertainment companies backed by top firms in the venture capital and entertainment industries.

Isaacs has executive produced noteworthy series and events, including the world's first giant robot battle MegaBots vs. Suidobashi for Twitch; The Walking Dead live events; tour and TV specials for The College Music Awards; and multiple extreme sports competitions. He has founded and run numerous startups backed by top-tier venture capitalists and currently serves as CEO of a new mixed-reality venture poised to emerge from stealth mode in Spring 2019.



Offering Summary

Company : A7FL Inc

Corporate Address : 9631 Stones River Park Way, Boca Raton, FL 33428

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $375.00

Terms

Offering Type : Equity

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,000

Maximum Number of Shares Offered : 856,000

Price per Share : $1.25

Pre-Money Valuation : $9,000,000.00

Voting Proxy of Shares Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Bonus

Time-Based:

Friends and Family Bonus

Invest within the first 48 hours and receive an additional 30% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 15% bonus shares

Opening Week Bonus

Invest during our opening week (4/19 - 4/26) and receive an additional 5% bonus shares

Amount-Based:

$750+

League Owner

Invest $750+ and receive an A7FL "League Owner" hat + 2020 season tickets x 2 (11 games)

$2,000+

Limited Run Cased Football

Invest $2,000+ and receive an A7FL cased football + hat + 2020 season tickets x 2

$5,000+

1st Edition Player Cards

Invest $5,000+ and receive a first edition A7FL player card set, 100 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 2

$10,000+

VIP Season Tickets

Invest $10,000+ and receive 10% bonus shares + first edition A7FL player "Tiffany" card set, 120 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 4

$25,000+

All-Access Pass to Championship Game

Invest $25,000+ and receive 20% bonus shares, 2020 VIP season tickets (with player meet & greet) x 4 , "all access" pass to Championship Game and After Party + "Tiffany" card set + cased football + hat

*All perks will occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.


Offering Details



Form C Filings



(SHOW MORE)


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow American 7s Football League (A7FL) to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript for thumbnail video:

VO: I grew up in a small town called Sayreville New Jersey where I started out playing football in backyards, then in high school, then finally in college.

VIDEO: Ryan Interview to Camera. Old footage of backyard game, Ryan HS and college footage or stills. Title: Ryan DePaul, A7FL Co-founder & President

VO: But I had to stop playing because of concussions. So some old teammates of mine started messing around with the idea of playing without helmets, without pads, and starting a league.

VIDEO: Ryan interview.

VO: We started posting ads on Craigslist and Myspace to organize some games and people just started showing up. We didn't have a stadium, we didn't have a field, we didn't have jerseys, just a bunch of guys that loved the game of football.

VIDEO: Old footage of a A7FL game.

VO: Fast forward to today, and the A7FL is entering its 6th season. We have 20 teams, distribution through Twitch, Facebook Watch and we're on national TV with Eleven Sports, with over 500,000 die-hard football fans that follow us on social media.

VIDEO: Highlights, Twitch/FB Watch/Eleven screen images or logos

VO: And our unique brand of football - combined with the NFL's huge problem with CTE - has led to amazing media coverage since the very start.

VIDEO: Show headlines and computer rendering of a person getting a body scan.

VO, DAVID ISAACS: When I first saw the A7FL, I knew I was looking at the UFC of football and I was 100% certain I wanted to be involved. A full contact but safer game with amazing athletes, great local rivalries and phenomenal viral videos. It's the future of football.

VIDEO: Interview to camera, Title: David Isaacs, UFC Co-founder

VO, RYAN: Ryan: Now we're raising money to build the A7FL into a true national sports league. We want to add our production and marketing, increase our ability to sell sponsorships and license our video rights, put up prize money for the players and teams, and expand to new regions, Imagine you could own a part of the NFL or the NBA when it started.

VIDEO: Highlights of game play.

VO: We're creating our own version of America's most popular sport and we need your help. Invest now so we can reinvent football, the game we all love, together.

VIDEO: Video of team huddle/chant, A7FL logo

END

++

TRANSCRIPT FOR SIZZLE REEL VIDEO

VO: It's not flag, it's not 2-hand touch, it's the real deal!

VIDEO: ABC News footage with voiceover, highlights

VO: There's a league going on right now, a full contact football league with no helmets. It's called the A7FL. Is this what the NFL turns into? Which I'm watching right now on my computer screen. Right, that's the league that's going to take this country by storm. All this league needs is a TV contract.

VIDEO: Mike and Mike Show voiceover over highlights, A7FL Logo, card "100M VIDEO VIEWS"

VO: Announcer commentary "My man Silky, he's on the goal, quick pass! Caught by HardBody! The bachata, he's doing the bachata!"

VIDEO: Highlights then card "FULL CONTACT"

VO: You can play an entire game in the A7FL and not hit your head 1 time. It is impossible to play a game of football with helmets on and not hit your head almost every single play.

VIDEO: Highlights, Cheddar interview footage, graphics for 20 TEAMS, 500K FOLLOWERS, NO PADS, NO HELMETS. A7FL Logo.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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